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                         UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION       -------------------------
                                                       OMB Number:     3236-0058
                    Washington, D.C. 20549             Expires: January 31, 2002
                                                       Estimated average burden
                          FORM 12b-25                  hours per response.. 2.50
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                  NOTIFICATION OF LATE FILING          SEC USE ONLY
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                                                       CUSIP NUMBER
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(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

For Period Ended: September 30, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Transmedia Europe, Inc.
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                            Full Name of Registrant


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                           Former Name if Applicable

11 St. James's Square
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           Address of Principal Executive Office (Street and Number)

London SW1Y 4LB, England
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to several significant transactions including the proposed merger of the Company with Transmedia Asia Pacific, Inc., the preparation of the financial statements has taken longer than anticipated.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Walter M. Epstein                                    212          468-4911
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The company recorded revenues of approximately $11,801,000 in the year ended September 30, 2000 as compared to $9,815,718 in fiscal 1999, an increase of approximately $1,985,000 or 20.2%. While some operating businesses experienced a decline in revenues, these were offset by increased revenues at DBS Direct which was acquired in June 1999. Net loss in the period was approximately $11,813,000 as compared to a net loss of $5,310,439 in fiscal 1999, an increase of approximately $6,503,000. The increase in net loss was primarily due to increased losses at DBS Direct which was acquired in fiscal 1999 ($3,735,000), employment termination costs ($1,169,000), increased depreciation and amortization charges ($605,000) and increased professional fees ($840,000).

                             Transmedia Europe, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  December 29, 2000              By  /s/ Grant White
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                                        Name:  Grant White
                                        Title:  Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)